4
1
<SROS>NASDAQ
<REPORTING-OWNER>
  0001216924
  Officer
</REPORTING-OWNER>
<SUBJECT-COMPANY>
  VeriSign, Inc.
  0001014473
  <IRS-NUMBER>94-3221585
</SUBJECT-COMPANY>
<PERIOD>04/30/03
4
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Balogh, Aristotle N
   487 East Middlefield Road


   Mountain View, CA  94043
2. Issuer Name and Ticker or Trading Symbol
   VeriSign, Inc. (VRSN)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year
   4/30/2003
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Senior Vice President,
   Operations and Infrastructure
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                  04/30/03    M        8,600         A  $7.8930                     D  Direct
Common Stock                                  04/30/03    S        7,600         D  $11.9400                    D  Direct
Common Stock                                  04/30/03    S        100           D  $12.0800                    D  Direct
Common Stock                                  04/30/03    S        100           D  $12.0500                    D  Direct
Common Stock                                  04/30/03    S        100           D  $12.1300                    D  Direct
Common Stock                                  04/30/03    S        200           D  $11.9600                    D  Direct
Common Stock                                  04/30/03    S        500           D  $11.9200     0              D  Direct

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  $149.2500                                                                               06/23/07
to buy)
Non-Qualified Stock Option     $7.8930         04/30/03       M                          8,600            (1)          08/04/03
(right to buy)
Non-Qualified Stock Option     $10.0800                                                                                05/24/09
(right to buy)
Non-Qualified Stock Option     $27.6170                                                                                08/16/04
(right to buy)
Non-Qualified Stock Option     $30.4360                                                                                12/30/03
(right to buy)
Non-Qualified Stock Option     $42.7910                                                                                04/20/04
(right to buy)
Non-Qualified Stock Option     $149.2500                                                                               06/23/07
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right            Common Stock                   2,680                     2,680         D   Direct
to buy)
Non-Qualified Stock Option     04/30/03  Common Stock                   8,600                     0             D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   50,000                    50,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   4,250                     4,250         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   301                       301           D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   10,535                    10,535        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   47,320                    47,320        D   Direct
(right to buy)

Explanation of Responses:

(1)
Immediately



SIGNATURE OF REPORTING PERSON
/S/ By: Donald T Rozak Jr, as attorney-in-fact
    For: Aristotle N. Balogh
DATE 05/01/03